Mail Stop 4561   June 26, 2008

Michael McNeil
President and Chief Executive Officer
HMN Financial, Inc.
1016 Civic Center Drive Northwest
PO Box 6057
Rochester, MN 55901

        Re: HMN Financial, Inc.
               Form 10-K
               Filed March 4, 2008
               File No. 000-24100

Dear Mr. McNeil:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Management's Discussion and Analysis

Non-Performing Loans, page 16

1.   We note that non-performing loans were almost $24 million at March 31, 2008,
        $19.6 million at December 31, 2007, and $8.3 million at December 31, 2006. We
        further note that the related allowance for loan losses were $13.9 million, $12.4
        million and $9.9 million. This yielded an allowance for loan losses as a
        percentage of non-performing loans of 58%, 63% and 119%, respectively. You

also state that the 2007 increase in total non-performing loans were due to two residential development loan relationships totaling $8.9 million that became non-performing due to decreased demand for residential lots. In order for us to more fully understand management's actions in this regard, please provide us the following:

    a.   total non-performing loans and the total allowance for loan losses as of June 30, 2008 giving special attention to any residential development loan relationships referred to above or in addition to those;

    b.   significant changes noted in the second quarter of 2008 that significantly impacted the level of nonperforming loans and the allowance for loan losses;

    c.   the allowance for loan loss amounts you have specifically reserved for any residential development loans for the 2008 interim periods and last two fiscal years;

    d.   the specific collateral backing these loans, the date(s) of your most recent appraisal(s) and how these collateral values impacted your determination of when to place these loans on non-accrual status and the specific allowance for loan losses set aside for these; and

    e.   events and circumstances (or trigger events) which impacted your decision(s) as to when to place these in non-accrual.

Elements of Compensation, page 18 of DEF 14A

2.   This section discloses that the CEO received a payment of $120,000 under the company's non-equity incentive plan based on "financial performance and achievement of strategic objectives." In the future, please disclose specifically what objectives were achieved that entitled the CEO to this amount. If you believe disclosure of targets in the future is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, you must discuss how difficult it will be for the registrant to achieve the undisclosed target levels. Refer to Item 402(b)(1)(v) of Regulation S-K.

            *   *   *   *   *

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or John Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair at (202) 551-3583 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: By fax (507) 535-1301
        Cindy Hamlin